September 29, 2023

VIA CORRESPONDENCE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Scott Stringer

Joel Parker

Re:	Dingdong (Cayman) Ltd
Form 20-F for Fiscal Year Ended December 31, 2022
Filed March 22, 2023
File No. 001-40533

Dear Mr. Stringer and Mr. Parker:

This letter sets forth the response of Dingdong (Cayman) Limited (the “Company”) to the comments contained in the letter dated September 8, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and our responses thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Introduction, page 1

1.
We note that you have excluded Hong Kong and Macau from your definition of “China,” yet it appears that you have a Hong Kong subsidiary. Revise to clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong/Macau. This disclosure could appear in the definition itself or in an appropriate discussion of legal and operational risks.

Response: In response to the Staff’s comment, we propose to revise the definition of “China” or “PRC” and add the definition of “PRC government” or “State” in the Form 20-F in future filings

Division of Corporation Finance

Office of Trade & Services

as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 1 of the Form 20-F.

• “China” or “PRC” refers to the People’s Republic of China, ~~excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;”~~ including Hong Kong, Macau and Taiwan; the only instances in which Hong Kong, Macau and Taiwan are not included in the definition of “China” or “PRC” is when we reference specific laws and regulations that have been adopted by the People’s Republic of China and other legal and tax matters related to the People’s Republic of China;”

• “PRC government” or “State” refers to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;

In addition, we propose to revise certain “China” or “PRC” to “mainland China” to the extent the context requires throughout the Form 20-F in future filings.

2.
Revise to discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences. Disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong/Macau that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Form 20-F in future filings, with the added disclosure underlined for ease of reference:

Page 5 of the Form 20-F.

……

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC, or the Standing Committee of the NPC, promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also recently issued regulations on the

Division of Corporation Finance

Office of Trade & Services

supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from Mainland China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. As of the date of this annual report, our Hong Kong subsidiary has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority. See “Risk Factors-Risks Related to Doing Business in China-Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our existing and future operations in Hong Kong.”

We also propose to add the following additional risk factor in the Amended Form 20-F:

Page 30 of the Form 20-F.

Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our existing and future operations in Hong Kong.

On June 30, 2020, the Standing Committee of the NPC promulgated the Law of the PRC on Safeguarding National Security in Hong Kong. The interpretation of the Law of the PRC on Safeguarding National Security in Hong Kong involves a degree of uncertainty. Recently, the PRC government issued regulations on the supervision of overseas listed PRC businesses. Under the new measures, the PRC government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. The PRC government will also check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from Mainland China. However, there can be no assurance that the

Division of Corporation Finance

Office of Trade & Services

government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

We conduct business operations in the PRC although we have established a subsidiary in Hong Kong, Dingdong Fresh (Hong Kong) Limited, as a holding company to facilitate overseas securities offering. As of the date of this annual report, Dingdong Fresh (Hong Kong) Limited has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority. Although none of our business activities appear to be within the current targeted areas of concern mentioned above by the PRC government as our Hong Kong subsidiary is a holding company with no business operations as of the date of the annual report, given the PRC government’s significant oversight over the conduct of business operations in China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in China but into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little advance notice. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our ADSs to significantly decline or become worthless.

Item 3. Key Information

Our Corporate Structure, page 4

3.
Please disclose prominently that you are not a Chinese operating company and that your holding company structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Form 20-F in future filings, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 4 of the Form 20-F.

Our Corporate Structure

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations through our subsidiaries located in China, or PRC subsidiaries. Investors in the ADSs are ~~not~~ purchasing ~~equity securities~~ beneficial equity interests in Dingdong (Cayman) Limited, the ~~of our PRC subsidiaries but instead are purchasing equity securities of a~~ Cayman Islands holding company,

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Office of Trade & Services

rather than purchasing beneficial equity interests in any of our operating companies. This holding company structure involves unique risks to investors. As a holding company, Dingdong (Cayman) Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to Dingdong (Cayman) Limited may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, if any regulatory authorities disallow this holding company structure or limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, the value of our securities could decline significantly or become worthless. See “Item 3. Key Information— Our Corporate Structure.”

Page 5 of the Form 20-F.

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Dingdong (Cayman) Limited to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries.

……

4.
Include a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity.

Response: In response to the Staff’s comments, we propose to add the referenced diagram in the Form 20-F in future filings as follows:

Page 4 of the Form 20-F.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of December 31, 2022:

Division of Corporation Finance

Office of Trade & Services

The Holding Foreign Companies Accountable Act, page 4

5.
Please revise to acknowledge here and elsewhere as appropriate that the Holding Foreign Companies Accountable Act was amended by the Consolidated Appropriations Act, 2023.

Response: In response to the Staff’s comments, we propose to add the following disclosure in the Form 20-F in future filings, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 4 of the Form 20-F.

The Holding Foreign Companies Accountable Act

Pursuant to t~~T~~he Holding Foreign Companies Accountable Act, or the HFCA Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022,~~was enacted on December 18, 2020. The HFCA Act states that~~ if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

……

Page 27 of the Form 20-F

The PCAOB had historically been unable to inspect our auditor in relation to their audit work. Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in

Division of Corporation Finance

Office of Trade & Services

China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCA Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

……

Cash Flows through Our Organization, page 5

6.
Include the disclosure in this section in Item 5. of your Form 20-F as well.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 92 of the Form 20-F.

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations through our ~~subsidiaries located in China~~ PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under relevant PRC law, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of

Division of Corporation Finance

Office of Trade & Services

dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Consolidated Financial Statements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

We have never declared or paid any dividends on our ordinary shares since our inception, nor have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Under PRC laws, Dingdong (Cayman) Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, the aggregate amount of capital contribution by Dingdong (Cayman) Limited and our intermediate holding companies to our PRC subsidiaries were RMB1,947.6 million, RMB2,951.2 million and RMB3,889.9 million (US$564.0 million), respectively. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company and our intermediary holding companies provided loans of nil, RMB2,900.4 million and RMB539.1 million (US$78.2 million), respectively, to our PRC subsidiaries, and received loan repayments of nil, RMB333.0 million and RMB3,279.0 million (US$475.4 million), respectively.

7.
Revise to quantify any dividends or distributions that a subsidiary has made to the holding company. If no transfers have been made, so state. Revise this section to include a cross- reference to the consolidated financial statements.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Form 20-F in future filings, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 92 of the Form 20-F.

…

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of

Division of Corporation Finance

Office of Trade & Services

dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Consolidated Financial Statements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

8.
Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets.

Response: In response to the Staff’s comments, we propose to add the referenced diagram in the Form 20-F in future filings as follows:

Page 5 of the Form 20-F

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations through our ~~subsidiaries located in China~~ PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under relevant PRC law, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated

Division of Corporation Finance

Office of Trade & Services

by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Page 34 of the Form 20-F

We are a holding company that has no material operation of our own, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets.

9.
To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Form 20-F in future filings:

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to different levels of internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, inspection of the invoice, and payment execution. A single employee is not permitted to complete the whole process of a cash transfer, but rather only a limited portions. Only the finance department is authorized to make cash transfers, which is subject to tiered approval procedures. Within the finance department, the roles of invoice issuance, payment execution, record keeping, and auditing are segregated to minimize risk.

Permissions Required from the PRC Authorities for Our Operations, page 5

10.
Please revise to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. The disclosure here should not be qualified by materiality. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you

Division of Corporation Finance

Office of Trade & Services

and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we propose to revise the following disclosure in the Form 20-F in future filings, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F

We conduct our operations through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities ~~that are material~~ for their current business operations, which includes~~, among others~~, Food Operating Permit, Alcohol Wholesale License, Record-filing for Operation of Medical Devices, Record-filing for Online Sale of Medical Devices, Record-filing for Sale of Pre-packaged Food, Record filing for Crop Seed Production and Operation, License or Approval for the Sale and Acquisition of the Second-class National Key Protection Wild Plant, Storage and Transportation License, Record-Filing of E-commerce Livestream Platform, Internet Drug Information Service Qualification Certificate (non-operational), Road Transport Operating License, Approval for Implementing Comprehensive Calculation and Irregular Working System and Registration of Single-Purpose Commercial Prepaid Cards, and no such requisite licenses and permits have been denied, except for which has been disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

11.
We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need CAC, CSRC, or any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Where you state that you are not subject to CAC and CSRC approval, explain why that is the case and the basis on which you made that determination.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the

Division of Corporation Finance

Office of Trade & Services

Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F

Furthermore, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which has come into effect on March 31, 2023. According to the Trial Administrative Measures, a filing-based regulatory system will be applied to overseas offering and listing of PRC domestic companies. Pursuant to the Announcement relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued on February 17, 2023 by the CSRC, domestic companies that had been listed overseas prior to March 31, 2023 are categorized as “existing enterprises” and are not required to file with the CSRC with respect to their previous listings. Therefore, as advised by our PRC legal advisers, in connection with our historical issuance of securities to foreign investors in June 2021, we are not required to obtain permission or file with CSRC under the Trial Administrative Measures. Additionally, if we intend to conduct future securities offering in the same market where we listed, we shall file with CSRC within three business days after completion of such securities offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Moreover, as advised by our PRC legal advisers for cybersecurity and data compliance, we are not required to proactively go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with our historical issuance of securities to foreign investors, based on the following reasons: (i) the revised Measures for Cybersecurity Review promulgated by CAC on December 28, 2021, which require an online platform operator to proactively apply for cybersecurity with CAC if such operator possesses personal information of over one million users and pursues a foreign listing, took effect from February, 15, 2022. Pursuant to Article 93 of the Legislative Law of PRC, the revised Cybersecurity Review Measures, which are departmental regulations, do not have retroactive effect, and therefore, such cybersecurity review requirement does not apply to our historical issuance of securities to foreign investors in June 2021. Such conclusion was also confirmed by our PRC legal advisors’ formal phone consultation with China Cybersecurity Review Technology and Certification Center on May 16, 2022, and (ii) we have not received any request from CAC, with respect to cybersecurity review or any other approval of CAC for operating our businesses or ~~maintaining~~ our listing in June 2021 ~~NYSE~~.

~~Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, we (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to proactively go through cybersecurity review~~

Division of Corporation Finance

Office of Trade & Services

~~by the Cyberspace Administration of China, or the CAC, and (iii) have not been requested to obtain such permissions by any PRC authority.~~

~~However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Administrative Measures, if any issuer completes the overseas’ listing and intends to conduct securities offering in the same market, such issuer shall file with CSRC within three business days after its completion of securities offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”~~

D. Risk Factors

Summary of Risk Factors, page 6

12.
In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Form 20-F in future filings:

Page 8 of the Form 20-F

PRC governmental authorities may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this

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Office of Trade & Services

nature may cause the value of our securities to significantly decline or in extreme cases, become worthless. For details, see “Risk Factors — Risks Related to Doing Business in China — The PRC government~~’s~~ has significant oversight and discretion over our business operation, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs;”

There are uncertainties in the PRC legal system. Some rules and regulations in China might change quickly with little advance notice. The interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. Such risks and uncertainties could result in a material adverse change in our operations and the value of our ADSs. For details, see “Risk Factors — Risks Related to Doing Business in China — The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, which may materially and adversely affect our business, financial condition, and results of operations;”

Page 29 of the Form 20-F

The PRC government~~’s~~ has significant oversight and discretion over our business operation, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

……

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection..., page 16

13.
Revise to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we propose to revise the following disclosure in the Form 20-F in future filings, with the added disclosure underlined for ease of reference:

Page 18 of the Form 20-F

…… On November 14, 2021, the CAC published the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations. The Draft Cyber

Division of Corporation Finance

Office of Trade & Services

Data Regulations provides that data processor conducting the following activities shall apply for conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. As of the date of this annual report, there has been no further clarifications from the authorities as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on the Draft Cyber Data Regulations ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the Draft Cyber Data Regulations. As of the date of this annual report, the Draft Cyber Data Regulations is still in draft form and has not come into force.

As at the date of this annual report, we believe we are compliant with the applicable regulations and policies that have been issued by the CAC to date in all material respects, on the basis that (i) we have established a comprehensive security system, supported by our risk management system that spans from the individual end users across our entire network, covering our mobile app and mini-programs, data, services, our internal office, and R&D environments. we have established internal rules, policies and protocols covering cybersecurity, data security and personal information protection according to applicable laws and standards, to provide clear guidance on the safeguards of our network, the business data and personal information originated, collected and processed by us during our operation and govern how we may access and use such data, (ii) we adopted organizational and technical measures to ensure the security of such data against unauthorized access, disclosure, leakage, or tempering, (iii) we have established internal management bodies responsible for information security, data security and personal information protection respectively in accordance with the requirements of applicable laws and regulations and have appointed persons in charge of those matters, and (iv) we had not been subject to any fines or other penalties due to non-compliance with data privacy and security laws or regulations.

New laws or regulations concerning data protection and cyber security, or the interpretation and implementation of such new laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. We continue to closely monitor and assess further developments regarding laws and regulations on cybersecurity, data security and protection of personal information, particularly those laws and regulations issued by CAC and be prepared to comply with the newly issued regulatory requirements.

Division of Corporation Finance

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The PCAOB had historically been unable to inspect our auditor..., page 27

14.
We note your disclosure that your shares and ADSs would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if you are identified as a Commission-Identified Issuer for two consecutive years in the future. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The disclosure should recognize that the PCAOB can restart its “inspection clock” if circumstances change and it no longer believes that it can inspect China and Hong Kong-based auditors.

Response: In response to the Staff’s comment, we propose to revise the following disclosure in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 27 of the Form 20-F

The PCAOB had historically been unable to inspect our auditor in relation to their audit work. Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB had been historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections.

~~The HFCA Act, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 9, 2022, we were named by the~~

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~~SEC as a Commission-Identified Issuer, following our filing of annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022.~~ On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

~~Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China or Hong Kong, among other jurisdictions.~~ Pursuant to the HFCA Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements~~, and moreover, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year.~~ In accordance with the HFCA Act, our shares and ADSs would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair the investors’ ability to sell or purchase our ADSs when the investors wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Certain judgments obtained against us by our shareholders may not be enforceable, page 42

15.
Revise this risk factor to identify any directors, officers or members of senior management located in the PRC/Hong Kong and address the challenges of bringing actions and enforcing judgments or liabilities against such individuals. Also, please include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United

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Office of Trade & Services

States.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Form 20-F in future filings, with the added disclosure underlined for ease of reference:

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, ~~most~~ all of our current directors and officers named in this annual report reside within mainland China and Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

In addition, judgment of United States courts will not be directly enforced in Mainland China or Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.”

Furthermore, we propose to add an “Enforceability of Civil Liability” section on page 6 of the Form 20-F in future filings as follows:

Page 6 of the Form 20-F.

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Enforceability of Civil Liability

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers named in this annual report reside within mainland China and Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon

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the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Item 5. Operating and Financial Review and Prospects

Results of Operations, Year Ended December 31, 2022 Compared to Year Ended December 31, 2021, page 86

16.
Please quantify factors primarily responsible for changes. When a change is attributable to more than one factor, please quantify each material component. For example, we note your discussion of operating costs and expenses and other operating loss, net identifies underlying factors, often more than one, that caused changes in the various line items without quantification. Refer to Item 5 of Form 20-F and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Form 20-F in future filings, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F.

Fulfillment expenses. Our fulfillment expenses decreased by 15.9% from RMB7,272.5 million in 2021 to RMB6,114.9 million (US$886.6 million) in 2022, primarily due to a decrease of RMB883.9 million in outsourcing expenses and RMB286.3 million in consumables and packaging expenses. Such decrease was mitigated by increased fulfillment efficiency ~~decreases in outsourcing expenses, consumables and packaging expenses~~. Fulfillment expenses as a

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Office of Trade & Services

percentage of revenues decreased from 36.1% in 2021 to 25.2% in 2022, primarily driven by the increase in average order value and improved frontline fulfillment labor efficiency.

Sales and marketing expenses. Our sales and marketing expenses decreased by 64.3% from RMB1,514.5 million in 2021 to RMB541.1 million (US$78.5 million) in 2022, primarily due to a decrease of RMB717.5 million in spending on advertising activities ~~the decreased spending on advertising activities to acquire new users~~, as a result of our strengthened brand awareness among users and our focus on efficiency enhancements.

Product development expenses. Our product development expenses increased by 10.9% from RMB905.0 million in 2021 to RMB1,003.2 million (US$145.5 million) in 2022, primarily due to an increase of RMB57.3 million in staff costs ~~primarily due to the increased staff cost~~ alongside with the increased investments in product development capabilities, agricultural technology, technical data algorithms, and other infrastructure.

General and administrative expenses. Our general and administrative expenses decreased by 20.7% from RMB682.9 million in 2021 to RMB541.7 million (US$78.5 million) in 2022, primarily due to the improvement of management efficiency and a decrease of RMB165.3 million in share-based compensation expenses.

……

Our other operating loss, net was RMB47.5 million (US$6.9 million) in 2022, compared with RMB16.8 million in 2021, primarily due to (i) an increase of RMB39 million in loss from disposal of property and equipment, and (ii) an increase of RMB22 million in compensation or penalties paid for early termination of contracts. ~~Other operating loss in 2022 mainly included loss from disposal of property and equipment and compensation or penalties paid for early termination of contracts.~~

Item 15. Controls and Procedures, page 124

17.
You concluded your internal controls over financial reporting were effective. Please tell us how you arrived at such a determination given your disclosure controls and procedures were not effective. Refer to SEC Release No. 33-8238.

Response: In response to the Staff’s comment, we propose to revise the following disclosure in the Form 20-F in future filings, with the removed disclosure crossed out for ease of reference:

Page 124 of the Form 20-F.

Management’s Annual Report on Internal Control over Financial Reporting

Based upon that evaluation, our management, with the participation of our chief executive officer ~~and chief strategy officer~~, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ~~not~~ effective in ensuring that the information

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required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer ~~and chief strategy officer~~, as appropriate, to allow timely decisions regarding required disclosure.

18.
Please disclose the framework used by management to evaluate the effectiveness of internal control over financial reporting as required by Item 15(b)(2) of Form 20-F.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Form 20-F in future filings, with the added disclosure underlined for ease of reference:

Page 124 of the Form 20-F.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934 based on the criteria established in the framework of Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. …

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 127

19.
We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

Ownership and/or controlling financial interest held by governmental entity of mainland China with respect to the Company

In connection with the required disclosures under paragraphs (a) and (b)(3) of Item 16I with respect to the Company, we respectfully submit that we relied on the beneficial ownership schedules, namely, Schedule 13Gs, Schedule 13Ds and the amendments thereto, filed by the Company’s major shareholders. Given that such major shareholders are legally obligated to file beneficial ownership schedules with the Commission, we believe that such reliance is reasonable and sufficient. Based on the examination of the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by the Company’s major shareholders, other than Changlin Liang,

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General Atlantic Singapore DD Pte. Ltd., SVF II Cortex Subco (DE) LLC and CTG Evergreen Investment C Limited, no other shareholders beneficially owned 5% or more of the Company’s outstanding shares as of December 31, 2022, and none of Changlin Liang, General Atlantic Singapore DD Pte. Ltd., SVF II Cortex Subco (DE) LLC or CTG Evergreen Investment C Limited is owned or controlled by governmental entities of mainland China.

(i)
General Atlantic Singapore DD Pte. Ltd.

General Atlantic Singapore DD Pte. Ltd. is wholly owned by General Atlantic Singapore Fund Pte. Ltd. (“GASF”). The majority shareholder of GASF is General Atlantic Singapore Interholdco Ltd. (“GASF Interholdco”). The shareholders of GASF Interholdco of the shares held of record by GASF are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), General Atlantic Partners (Lux) SCSP (“GAP Lux”), GAP Coinvestments III, LLC (“GAPCO III”), GAPCO Coinvestments IV, LLC (“GAPCO IV”), GAPCO Coinvestments V, LLC (“GAPCO IV”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The general partner of GAP Lux is General Atlantic GenPar, (Lux) ScSp (“GA GenPar Lux”) and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l. (“GA Lux”). The general partner of GAP Bermuda EU and GAP Bermuda IV and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP (Bermuda) Limited”) is the general partner of GenPar Bermuda. General Atlantic LLC (“GA LLC”) is the managing member of GAPCO III, GAPCO IV, GAPCO V and the general partner of GAPCO CDA. There are nine members of the management committee of GA LLC (the “GA Management Committee”). The GA Funds are ultimately controlled by the GA Management Committee.

The name, the address and the citizenship of each of the members of the GA Management Committee as of the date hereof is as follows. Based on the following information, GA Management Committee is not owned or controlled by governmental entities in mainland China.

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Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	United States
J. Albert Smith	535 Madison Ave, 31st Floor New York, New York 10022	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Lance D. G. Uggla	23 Savile Row London W1S 2ET United Kingdom	United Kingdom and Canada
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR

(ii)
SVF II Cortex Subco (DE) LLC (“SVF II Cortex”)

SoftBank Vision Fund II-2, L.P. (“SVF II-2”) is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Cortex. SB Global Advisers Limited (“SBGA”) has been appointed as manager and is responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF Fund II’s investments, including shares held by SVF II Cortex. SoftBank Group Corp (“SofrBank”), a publicly traded company listed on the Tokyo Stock Exchange (TYO: 9984), is the sole shareholder of SBGA.

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Office of Trade & Services

SoftBank is an independent, publicly traded company listed on the Tokyo Stock Exchange, with Masayoshi Son being the largest shareholder holding 29.16% of the issued and outstanding shares, The Master Trust Bank of Japan, Ltd. (Trust Account) holding 18.33% of the issued and outstanding shares, and Custody Bank of Japan, Ltd. (Trust Account) holding 7.43% of the issued and outstanding shares, according to its official website of SoftBank as of March 31, 2023. Furthermore, it is indicated on the SoftBank’s official website that as of March 31, 2023, other than the aforementioned two shareholders, no shareholder owned beneficially more than 5% of the issued and outstanding shares of SoftBank. Based on the foregoing and as confirmed by SoftBank, it is not owned or controlled by a governmental entity of mainland China.

(iii)
CTG Evergreen Investment C Limited is owned by Capital Today Evergreen Fund, L.P., a limited partnership incorporated in the Cayman Islands. The general partner of Capital Today Evergreen Fund, L.P. is Capital Today Evergreen GenPar LTD., a Cayman Islands company, and is controlled by Ms. Xin Xu. Therefore, CTG Evergreen Investment C Limited is not owned or controlled by a governmental entity of mainland China.

Based on the foregoing, we have determined that the Company is not owned or controlled by a governmental entity of mainland China, and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Ownership and/or controlling financial interest held by governmental entities in applicable foreign jurisdictions with respect to the Company’s consolidated foreign operating entities

In connection with the required disclosures under paragraphs (b)(2) and (b)(3) of Item 16I with respect to the Company’s consolidated foreign operating entities, we respectfully submit that the Company conducts operations through operating subsidiaries in which it has equity ownership.

We respectfully clarify that we do not maintain a variable interest entity structure that is intended to mimic direct ownership in the operating companies.

Exhibit 8.1 sets forth a list of significant subsidiaries, being the Company’s consolidated operating entities incorporated in various jurisdictions. The jurisdictions in which those foreign operating entities are incorporated are mainland China, Hong Kong, and British Virgin Islands. Except for Shanghai Yushengbaigu Food Co., Ltd. (“Shanghai Yushengbaigu”) and the operating entities held through Shanghai Yushengbaigu, the Company holds 100% equity interests in each such foreign operating entity.

We have examined Shanghai Yushengbaigu’s shareholder composition as of the date of this letter, with the Company being the largest shareholder, holding approximately 91.67% of the equity interest in Shanghai Yushengbaigu, and Shanghai Ouling Platinum Investment Center holding 6.85% of the equity interest in Shanghai Yushengbaigu. Other than the aforementioned two shareholders, no shareholder owned beneficially more than 5% of the the equity interest in Shanghai Yushengbaigu. Based on the Company’s 91.67% ownership of Shanghai Yushengbaigu

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and the limited ownership levels of other shareholders, we have determined that governmental entities in mainland China do not have a controlling financial interest in Shanghai Yushengbaigu.

Based on the foregoing, we have determined that governmental entities in mainland China do not have a controlling financial interest in the Company’s significant subsidiaries.

We further respectfully submit that we did not rely upon any legal opinions or third party certifications such as affidavits as the basis of this submission.

20.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: We respectfully submit that with respect to the matter concerning Item 16I(b)(4), the Company has carried out an inquiry with all of its directors, to ascertain whether any director holds an official position within the Chinese Communist Party. Each director confirmed in their responses that none of them is an official of the Chinese Communist Party.

In addition, we respectfully submit that the directors of the Company’s consolidated foreign operating entities fall into one of the following categories: (i) directors of the Company, (ii) employees of the Company or its subsidiaries, or (iii) former employee of a subsidiary of the Company. The directors of the Company are discussed above. For employees of the Company or its subsidiaries, based on the relevant employment profiles, we have determined that the applicable employees are not officials of the Chinese Communist Party. As for the director who is a former employee of the Company, the director has confirmed in response to our inquiry that he/she is not an official of the Chinese Communist Party.

We respectfully submit that we did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission. There is no comprehensive public database on Chinese Communist Party officials in the PRC. As of the date of this submission, the Chinese Communist Party had not approached the Company as a result of any of the Company’s directors or management being a member of the Chinese Communist Party.

21.
With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response: We confirm without qualification that our articles and the articles of our consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

Division of Corporation Finance

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Item 18. Financial Statements, page 128

22.
We note your disclosure that “The consolidated financial statements of Dingdong (Cayman) Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report,” yet it does not appear that your organizational structure involves any VIEs. Please revise to clarify.

Response: In response to the Staff’s comment, we propose to revise the Form 20-F in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 128 of the Form 20-F.

Item 18. Financial Statements

The consolidated financial statements of Dingdong (Cayman) Limited~~,~~ and its subsidiaries ~~and its consolidated variable interest entities~~ are included at the end of this annual report.

Exhibits 12.1 and 12.2, page 129

23.
Your certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 of the Section 302 certifications. Please revise to include certifications conforming to the language as set forth in Item 19 of Form 20-F.

Response: In response to the Staff’s comment, we propose to revise the exhibits 12.1 and 12.2 to the Form 20-F in future filings as follows, with the added disclosure underlined for ease of reference:

……

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

……

Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies Revenue Recognition, page F-15

24.
You state that revenue is not recognized for breakage or forfeiture of unused balances in prepaid cards as they do not expire. Please tell us how your accounting complies with ASC

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606-10-55-48.

Response: ASC 606-10-55-48 states that if an entity expects to be entitled to a breakage amount in a contract liability, the entity should recognize the expected breakage amount as revenue in proportion to the pattern of rights exercised by the customer. ASC 606-10-55-48 further states that if an entity does not expect to be entitled to a breakage amount, the entity should recognize the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

We respectfully advise the Staff that prepaid card balances do not expire according to the current user agreement. We launched the sales of prepaid cards in 2018 and monitor our customers’ actual usage patterns of prepaid card balances when considering expected breakage. As of December 31, 2021 and 2022, we concluded the remaining unused balances related to prepaid cards did not meet the condition that the likelihood of usage is remote due to (i) our historical operational data showed approximately 94.9% of our customers will fully redeem their prepaid cards, and (ii) customers were using their prepaid card balances up to 4 years after their initial purchase. Therefore, the revenue related to breakage or forfeiture of unused balances in prepaid cards was determined to be insignificant for the years ended December 31, 2021 and 2022.

We will include the results of our assessment of the revenue related to breakage or forfeiture in the related disclosure for the 2023 financial year and going forward.

Note 3. Revenue from contracts with customers, page F-22

25.
We note you separately presented revenues for products and services on the income statement in accordance with Regulation S-X Rule 5-03(b). Please explain how you considered further disaggregating your revenues in accordance with ASC 606-10-50-5. For instance, explain whether you considered disaggregation by product categories including fresh groceries, prepared food or private label products.

Response: ASC 606-10-50-5 and ASC 606-10-55-89 states that an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The extent to which an entity’s revenue is disaggregated for the purposes of disclosure depends on facts and circumstances the pertain to the entity’s contract with customers.

We respectfully advises the Staff that we have considered the referenced guidance above and further disaggregation was not required because i) substantially all of our product categories are sold to individual customers in China through a single sales channel (the “Dingdong Fresh” APP), ii) the cashflows generated by the sales of different categories of goods to individual customers are all prepaid no matter what categories of goods they buy, and iii) the timing of revenue recognition for sales of different product categories are identical, which is at a point in time when control of the products are transferred to the customers.

Furthermore, ASC 606-10-55-90 states that when selecting the type of category to use to

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disaggregate revenue, an entity should consider how information about the entity’s revenue has been presented for other purposes, including a) disclosures presented outside the financial statements, b) information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments, and c) other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions. We respectfully advise the Staff that we have also considered the guidance referenced and further disaggregation was not required as we do not disclose further disaggregation of product revenues in any other public disclosures outside the financial statements, and our CODM evaluates our financial performance by reviewing product revenues as a whole instead of by individual product categories.

* * *

Division of Corporation Finance

Office of Trade & Services

If you have any questions regarding the Form 20-F, please contact our Senior Vice President, Song Wang, at wangsong29@100.me, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at steve.lin@kirkland.com, +8610 5737 9315 (office) or +86 18610495593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Changlin Liang
Name: Changlin Liang

Title: Director and Chief Executive Officer

cc: Changlin Liang, the Chief Executive Officer

Song Wang, Senior Vice President

Steve Lin, Esq., Kirkland & Ellis